Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Ascent Media Corporation:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-156231 and 333-156230) of Ascent Media Corporation of our report dated March 12, 2010, with respect to the consolidated balance sheets of Ascent Media Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of Ascent Media Corporation.

/s/  KPMG LLP

Los Angeles, California
March 12, 2010